[ANSYS, Inc. Letterhead]

September 24, 2008

VIA EDGAR AND FEDERAL EXPRESS

Katherine Wray

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ANSYS, Inc.
Post-Effective Amendment to Registration Statement on Form S-3
File No. 333-136332
Withdrawal Application

Dear Ms. Wray:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we request that the staff of the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-136332) that was originally filed by ANSYS, Inc. (the “Company”) with the Commission on September 16, 2008 (the “Amendment”). The Amendment was inadvertently filed using the EDGAR tag “POS AM” to describe the submission type rather than the tag “POSASR.” Accordingly, the Company hereby applies for the Commission’s consent to the immediate withdrawal of the Amendment. We intend to refile the Amendment with the correct submission tag as soon as possible. No securities were sold in connection with this offering.

If you have any questions, please contact our outside counsel, Elizabeth Fischer of Goodwin Procter LLP, at (617) 570-1157.

ANSYS, Inc.
By:	/s/ Sheila S. DiNardo
Sheila S. DiNardo Vice President, General Counsel and Secretary

cc:	Joseph Johnson
Goodwin Procter LLP